Exhibit 11


          Statement Regarding the Computation of Per Share Earnings

                                 1995          1994         1993
                               --------     ----------    ------

Earnings per Common Share         $1.41         $1.30        $1.32

 Average shares outstanding   4,069,879     4,068,329    4,058,137

Fully diluted                     $1.41         $1.30        $1.32

 Average shares outstanding   4,091,081     4,078,455    4,058,147





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